

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2024

Tobias Hestler
Chief Financial Officer
Haleon plc
Building 5, First Floor
The Heights
Weybridge
KT13 0NY
United Kingdom

> **Re: Haleon plc**
> **Form 20-F filed March 15, 2024**
> **File No. 001-41411**

Dear Tobias Hestler:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F filed March 15, 2024

Use of Non-IFRS Measures, page 43

1. You indicate that beginning in 2024, your organic revenue growth calculation will cap pricing in excess of 26 percent per annum for countries experiencing hyperinflation. Please explain the basis for this change and address the impact that this revision may have on your calculations.

2. Your tabular presentations on page 44 give the appearance of a full non-IFRS income statement. This may place undue prominence on the non-IFRS information and give the impression that the non-IFRS income statement represents a comprehensive basis of accounting. Confirm to us that you will revise your tabular presentations accordingly. Refer to Question 102.10(a) and (c) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Address this comment as it relates to

your Form 6-K filed February 29, 2024, which furnishes your press release entitled 2023 Full Year Results.

<u>Financial Statements</u>
<u>Note 1. General Information, page 121</u>

3.   Please disclose the date when the financial statements were authorized for issue and who gave that authorization. Refer to paragraph 17 of IAS 10.

<u>Note 19.Borrowings, page 143</u>

4.   With reference to the List of Subsidiary Issuers of Guaranteed Securities as set forth in Exhibit 22, please tell us how you considered the disclosure requirements in Rule 13-01 of Regulation S-X.

<u>Change In Certifying Accountant, page 192</u>

5.   We have the following comments related to your change in certifying accountant disclosures:
- Disclose the date that KPMG US declined to stand for re-election as required by Item 16F(a)(1)(i) of the Form 20-F;
- You state that there have been no disagreements or reportable events with KPMG US in respect of the financial year ended December 31, 2022. Please tell us if there were any disagreements or reportable events with KPMG US in the subsequent interim period ending April 20, 2023. Refer to Item 16F(a)(1)(iv) and (v) of the Form 20-F; and
- File as an exhibit the letter from KPMG US as required pursuant to Item 16(F)(a)(3) of the Form 20-F.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services